Allianz Life Insurance Company of North America
Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone: 763-765-2913
stewart.gregg@allianzlife.com
www.allianzlife.com
CORRESPONDENCE FILING

April 19, 2017
Securities and Exchange Commission
Insured Investments Office
100 F Street, NE
Washington, DC    20549-46449
Re:	Allianz Life Insurance Company of North America ("Allianz Life – NA")
Initial Registration Statement on Form S-1/A, File No. 333-215103
Allianz Life Insurance Company of New York
Initial Registration Statement on Form S-1/A, File No. 333-215104
Allianz Life Variable Account B
Pre-Effective Amendment #1 to Registration Statement on Form N-4/A
File No. 333-215105
Allianz Life of NY Variable Account C
Pre-Effective Amendment #1 to Registration Statement on Form N-4/A
File No. 333-215106
Ms. Samuel:
We received comments from you today with respect to Registrants' above-referenced Registration Statements. This letter responds to those comments. Please note that we applied revisions for these comments to all Index Advantage product prospectuses where applicable.
1.	Cover Page
Please state where you get the Index Value (e.g. Bloomberg, etc.)
Response:
We revised the cover page as follows:
The Index Protection Strategy provides a Declared Protection Strategy Credit (DPSC) if the current Index Value (Index price at the end of the Business Day on the Index Anniversary as provided by Bloomberg or another market source) is equal to or greater than the Index Value on the last Index Anniversary.
We made a similar change to the definition of Index Value in the Glossary:
Index Value – an Index's price at the end of the Business Day on the Index Effective Date and each Index Anniversary as provided by Bloomberg or another market source.
2.	Summary – When Do You Establish the Values Used to Determine Index-Linked Credits?
In the second sentence of the second paragraph please clarify that the initial DPSC, Precision Rates and Caps can change frequently before the Index Effective Date, but that they are set for a Contract on the Index Effective Date and cannot change until the next Index Anniversary.
Response:
We revised the prospectus as follows:

We can change the initial DPSC, Precision Rates and Caps we currently offer for newly issued Contracts frequently at our discretion. However, once we establish these rates for your Contract on the Index Effective Date they cannot change until the next Index Anniversary.
3.	Summary – What Are the Different Values Within the Contract?
In the third bullet on page 16 please clarify that the Daily Adjustment is not affected by any partial withdrawal or deduction of Contract expenses.
Response:
We revised the prospectus as follows:
We calculate the Daily Adjustment before we process any partial withdrawal or deduct any Contract expenses, and the adjustment can be positive or negative. The Daily Adjustment calculation is not affected by any partial withdrawal or the deduction of Contract expenses.
4.	Financial Adviser Fees
a) Please add the Index Precision Strategy to the last sentence of the first paragraph.
b)	Please confirm there is no advantage to an owner providing direction to withdraw these fees from the Variable Options or Index Options.
c)	Please add disclosure advising owners to consult with their Financial Professional before withdrawing adviser fees from the Contract as this withdrawal is subject to any applicable withdrawal charge.
Response:
a) We revised the prospectus as follows:
Amounts withdrawn from the Index Options available under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy on any day other than an Index Anniversary also receive the Daily Adjustment.
b)	Confirmed.
c)	We revised the prospectus as follows:
Please consult with your Financial Professional before requesting us to pay financial adviser fees from this Contract.
Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.
Sincerely,
Allianz Life Variable Account B
Allianz Life of NY Variable Account C

By:      /s/ Stewart D. Gregg
Stewart D. Gregg
 Senior Securities Counsel